

Mail Stop 4628

November 28, 2016

Via Email
Liam Stewart
Chief Financial Officer
Macquarie Infrastructure Corporation
125 West 55th Street
New York, New York 10019

      **Re:    Macquarie Infrastructure Corporation**
              **Form 10-K for Fiscal Year Ended December 31, 2015**
              **Filed February 23, 2016**
              **Response Dated November 1, 2016**
              **File No. 001-32384**

Dear Mr. Stewart:

We have reviewed your November 1, 2016 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our October 3, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 53

1.      We have considered your response to prior comment 1 wherein you state your belief that, because gross profit is not a figure that measures income, it is acceptable to exclude both depreciation and amortization of intangibles to arrive at gross profit.  Consistent with our prior comment, your presentation of gross profit should be revised as we are not in a position to agree with your viewpoint regarding SAB Topic 11B.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56</u>

<u>Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding non-cash items and Free Cash Flow, page 62</u>

2.      We note from your response to prior comment 2 that you will add explanatory disclosure to state that the adjustment labeled "Other non-cash expense (income), net" includes "non-cash adjustments related to pension expense" and that the "non-cash pension expense primarily consists of non-cash interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses." You further propose to state that "Any cash contributions to pension plans are not included in this non-cash adjustment, but rather are reflected as a reduction to Free Cash Flow." In prior comment 2, we noted that this non-GAAP adjustment should not be described as "non-cash" because pension obligations ultimately settle in cash. Revise the labeling of this adjustment and your description so that this portion of the adjustment to pension expense is not identified as "non-cash."

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                                Sincerely,

                                                /s/ Ethan Horowitz

                                                Ethan Horowitz
                                                Branch Chief
                                                Office of Natural Resources